DR

UNBRIDLED ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED

October 31, 2007

(Unaudited – Prepared by Management)

To the Shareholders of Unbridled Energy Corporation

These financial statements for the second quarter ended October 31, 2007, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management.  These financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee.  In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by the Company’s auditors.

Vancouver, BC

December 21, 2007

MANAGEMENT

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

OCTOBER 31, 2007

(Unaudited – Prepared by Management)

ASSETS	(Unaudited) October 31 2007	(Audited) April 30 2007

Current
Cash and cash equivalents	$ 762,169	$ 3,599,908
Accounts receivable	1,311,383	84,338
GST receivable	362,285	66,326
Prepaid expenses and deposits	78,548	61,776

	2,514,385	3,812,348

Property and equipment – Note 3	17,754,058	14,642,725

	$ 20,268,443	$ 18,455,073

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 3,645,912	$ 1,178,028

Asset retirement obligation – Note 4	256,527	250,482

	3,902,439	1,428,510

SHAREHOLDERS’ EQUITY

Share capital – Notes 5	23,283,181	21,714,570
Share subscriptions received	-	582,490
Contributed surplus	2,164,573	1,531,650
Deficit	(9,081,750)	(6,802,147)

	16,366,004	17,026,563

	$ 20,268,443	$ 18,455,073

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 5 and 8

Subsequent Events – Note 10

APPROVED BY THE DIRECTORS:

“Joseph H. Frantz Jr.”	Director	“Robert D. Penner”	Director
Joseph H. Frantz Jr.		Robert D. Penner

(See accompanying notes to the financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE SECOND QUARTER ENDED OCTOBER 31

(Unaudited – Prepared by Management)

	Second Quarter ended		Year to date ended
	October 31 2007	October 31 2006	October 31 2007	October 31 2006
Revenue
Oil and gas production	$ 53,032	$ 23,033	$ 124,244	$ 23,033
Interest	15,800	-	22,348	-

	68,832	-	146,592	-
Expenses
Financial marketing	100,938	49,757	293,197	50,647
Accounting and audit fees – Note 6	68,201	40,760	126,877	46,760
Bank charges and interest	377	430	1,314	788
Consulting – Note 6	45,781	74,283	143,045	96,643
Depletion,depreciation and accretion	23,099	-	47,225	-
Foreign exchange loss (gain)	38,509	-	89,658	-
Investor relations	20,350	15,250	62,776	86,948
Legal fees – Note 6	2,335	121,349	54,838	185,327
Office and miscellaneous – Note 6	90,161	108,425	140,289	130,874
Payroll and benefits	182,339	38,268	325,503	38,268
Production costs	45,761	326	89,826	326
Professional fees	81,805		142,803
Regulatory and transfer agent fees	22,478	12,296	30,174	45,229
Rent	69,611	-	124,681	-
Stock-based compensation – Note 5	313,243	120,482	632,922	376,507
Travel and promotion	63,139	-	121,067	-

	1,168,127	581,626	2,426,195	1,058,317

Loss before income taxes	(1,099,295)	(558,593)	(2,279,603)	(1,035,284)

Future income tax recovery – Note 7	-	-	-	-

Net loss for the period	(1,099,295)	(558,593)	(2,279,603)	(1,035,284)

Deficit, beginning of the period	(7,982,455)	(1,303,337)	(6,802,147)	(826,646)

Deficit, end of the period	$ (9,081,750)	$ (1,861,930)	$ (9,081,750)	$ (1,861,930)

Basic and diluted loss per share	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.05)

Weighted average number of shares outstanding	43,888,713	24,062,869	43,560,796	22,346,179

(See accompanying notes to the financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS

FOR THE SECOND QUARTER ENDED OCTOBER 31

(Unaudited – Prepared by Management)

	Second Quarter ended		Year to date ended
	October 31 2007	October 31 2006	October 31 2007	October 31 2006
Operating Activities
Net loss	$ (1,099,295)	$ (558,593)	$ (2,279,603)	$ (1,035,284)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	-	-	-	-
Stock-based compensation	313,243	120,482	632,922	376,507
Depletion, depreciation and accretion	22,875	-	47,000	-

	(763,177)	(438,111)	(1,599,681)	(658,777)
Changes in non-cash working capital balances related to operations:
Accounts receivable	(1,034,670)	-	(1,227,045)	(49,593)
GST receivable	(279,495)	(21,452)	(295,959)	(2,753)
Prepaid expenses and deposits	9,385	-	(16,772)	-
Accounts payables and accrued liabilities	2,683,138	(316,237)	2,467,884	613,106
Asset retirement obligation	-	-	-	-
Due to a related party	-	-	-	(5,000)

	1,378,358	(775,800)	928,108	(103,017)
Investing Activities
Acquisition of oil and gas properties	(2,675,706)	(281,420)	(3,152,288)	(2,292,487)
Deferred oil and gas exploration costs	-	(2,495,046)	-	(6,912,003)
	(2,675,706)	(2,776,466)	(3,152,288)	(9,204,490)

Financing Activities
Proceeds from issuance of common shares	219,122	450,000	1,982,428	8,537,000
Share issuance costs	(39,993)	-	(413,816)	(438,824)
Share subscriptions received	-	-	(582,490)	(1,428,650)

	179,129	450,000	986,122	6,669,526

Increase (decrease) in cash and cash equivalents	(1,881,396)	(3,102,266)	(2,837,739)	(2,637,981)

Cash and cash equivalents, beginning of the year	2,643,565	3,242,212	3,599,908	2,777,927

Cash and cash equivalents, end of the period	$ 762,169	$ 139,946	$ 762,169	$ 139,946

Cash and cash equivalents consist of:
Cash	$ 665,121	$ 139,946	$ 665,121	$ 139,946
Cash equivalents	97,048	-	97,048	-

	$ 762,169	$ 139,946	$ 762,169	$ 139,946

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 1

Nature and Continuance of Operations

Unbridled Energy Corporation (“the Company”) is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At October 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $9,081,750 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Unbridled Energy USA Inc., Unbridled Energy New York LLC and Unbridled Energy Ohio LLC.  All inter-company balances and transactions have been eliminated on consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with banks and investments in short-term deposits with original maturities of less than three months.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies – (cont’d)

c)

Foreign Currency Translation

The Company’s foreign operations are of an integrated nature.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates.  Revenues and expenses are translated at rates of exchange prevailing on the dates of the underlying transaction.  Gains or losses on translation are included in the determination of net earnings.

d)

Property and Equipment

i)

Capitalized Costs

The Company follows the full cost method of accounting for its petroleum and natural gas operations.  Under this method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized into cost centres on a country-by-country basis.  Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and equipment costs.  Proceeds from the sale of properties are applied against capitalized costs and gains or losses are not recognized unless such sale would alter the depletion rate by more than 20%.

ii)

Depletion and Depreciation

Depletion and depreciation of petroleum and natural gas properties, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated gross proven petroleum and natural gas reserves as determined by independent engineers.  For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of 6,000 cubic feet of natural gas to one barrel of crude oil.

Office equipment is depreciated on a straight-line balance basis over its estimated useful life of 3 to 4 years.  Additions are depreciated at half the annual rate in the year of acquisition.

Leasehold improvements are amortized on a straight line basis over the life of the lease.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies – (cont’d)

d)

Property and Equipment – (cont’d)

iii)

Impairment Test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proven reserves.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proven plus probable reserves.  A risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying would be recorded as a permanent impairment.

The cost of unproved properties is excluded from the ceiling test and is subject to a separate impairment test.  Periodically management assesses the recoverability of unproved properties.  Impairment, if any, is added to the costs subject to depletion.

e)

Asset Retirement Obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the statement of operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

f)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of developing properties will be amortized on a unit of production basis and costs of abandoned properties written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with payments received in excess of costs on a property-by-property basis included as income in the statement of operations.  Write-downs due to impairment in value are charged to operations.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies – (cont’d)

g)

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect on future tax assets and liabilities of change in tax rates is recognized in operations in the period in which the change is substantively enacted.  A valuation allowance is recorded against a future income tax asset if it is more likely than not that the asset will not be realized.

h)

Flow-Through Shares

A portion of the Company’s exploration activities is financed through proceeds received from the issue of flow-through shares.  Under the terms of the flow-through share issues, the tax attributes of the related expenditures are renounced to the share subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the benefits renounced to subscribers.  The tax effect of the renouncement is recorded when the renouncement documents are filed with the Canada Revenue Agency and the corresponding exploration expenditures are incurred or are reasonably likely to be incurred within the permitted timeframe.

i)

Stock-Based Compensation

The Company uses the fair value method of accounting for options granted.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in the contributed surplus.  Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

j)

Joint Operations

Substantially all of the exploration and production activities of the Company are conducted jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

k)

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the ceiling test and unproved property impairment are based on estimates of gross proven reserves, production rates, oil and gas prices, futures costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies – (cont’d)

k)

Measurement Uncertainty – (cont’d)

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes of estimates in future periods could be significant.

l)

Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

m)

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer.  Interest income is recognized on a pro rata basis over the investment term.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 3

Property and Equipment

	October 31, 2007
	Cost	Accumulated Depletion and Depreciation	Net

Petroleum and natural gas properties	$ 17,599,593	$ (107,402)	$ 17,492,191
Leasehold improvements	194,018	(5,742)	188,276
Office equipment	76,965	(3,374)	73,591

	$ 17,870,576	$ (116,518)	$ 17,754,058

October 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net

Petroleum and natural gas properties	$ 14,952,940	$ -	$ 14,952,940

The Company did not capitalize any general and administrative costs during 2007 and 2006.  As at October 31, 2007, property and equipment includes the cost of unproved properties in Canada and the USA in the amounts of $14,993,128 and $765,422, respectively, which has been excluded from the depletion calculation and future capital costs of $nil have been included in the depletion calculation.  Salvage values are $nil.

The Company applies the ceiling test annually to its capitalized assets at October 31, 2007 and determined that there was no impairment of costs.

Petroleum and Natural Gas Properties:

a)

Canada Oil and Gas Properties

i)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in the Province of Alberta, Canada.

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred.  Under the terms of the agreement, the Company paid 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 3

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties – (cont’d)

a)

Canada Oil and Gas Properties – (cont’d)

i)

Chambers Property – (cont’d)

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company acquired an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  As consideration, the Company paid $475,000.  The Company also agreed to acquire a 30% working interest in another well on the prospect, the Chamber 7-18 well.

ii)

Tsuu T’ina First Nation Property

By an assignment and assumption agreement dated March 31, 2006, the Company secured the option to acquire up to a 50% participating interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian Reserve) West of Calgary, Canada.  The Company agreed to pay $750,000 cash and reimburse Arapahoe up to a maximum of $2,000,000, finance a portion of the seismic program on the property and drill two test wells on the property.  To date the Company has paid $2,353,919 relating to the acquisition and $4,830,922 for drilling costs.

Management of the Company assessed the recoverability of this unproved property and determined a write-down at April 30, 2007 totalling $5,184,841.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a purchase and sale agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  Acquisition costs totalled $1,501,125.  The property consists of 61 gross and approximately 51 net wells.

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  To date the acquisition costs have totalled $553,229.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 4

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	2007	2006

Asset retirement obligation, beginning of the year	$ 250,482	$ -
Liabilities incurred	-	-
Accretion	4,045	-

Asset retirement obligation, end of the year	$ 256,527	$ -

The following significant assumptions were used to estimate the asset retirement obligations:

	2007	2006

Risk-free discount rate, adjusted for an inflation rate of 3%	6%	-
Expected timing of cash flows	Estimated year a well becomes economic

Note 5

Share Capital

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 5

Share Capital – (cont’d)

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, April 30, 2006	16,169,166	$ 6,635,943
Issue of shares for cash:
Private placements - at $1.05	7,700,000	8,085,000
- at $1.10	400,000	440,000
- at $0.70	3,931,800	2,752,260
- at $0.65	5,501,000	3,575,650
- at $0.55	665,000	365,750
- at $0.50	5,920,000	2,960,000
Pursuant to the exercise of warrants - at $0.80	15,000	12,000
Issue of shares for a finders’ fee	163,830	104,673
Share issue costs	-	(1,432,141)
Tax effect of flow-through share renunciation	-	(1,784,565)

Balance, April 30, 2007	40,465,796	$ 21,714,570
Issue of shares for cash:
Private placements - at $0.50	2,735,000	1,367,500
- at $0.55	150,000	82,500
- at $0.45	1,183,172	532,427

Share issue costs	-	(413,816)

Balance, October 31, 2007	44,533,968	$ 23,283,181

c)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company were subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX.  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  During the year six months ended October 31, 2007, there were 555,250 shares released from escrow, leaving a balance of 555,250 shares held in escrow at October 31, 2007.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 5

Share Capital – (cont’d)

d)

Commitments:

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  The options vest as to 12.5% on TSX Venture Exchange approval and 12.5% every three months thereafter until fully vested.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.  A summary of the status of the stock option plan as of October 31, 2007 and the changes during the period is as follows:

		Weighted
		Average
		Exercise
	Number	Price

Outstanding, April 30, 2006	650,000	$1.32
Granted	1,850,000	$1.35
Cancelled	(400,000)	$1.41

Outstanding, April 30, 2007	2,100,000	$1.33
Granted	765,00	$0.75

Outstanding, October 31, 2007	2,865,000	$1.17

Exercisable, October 31, 2007	1,516,863	$1.22

As at October 31, 2007, there are 2,865,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date

250,000	$1.32	March 13, 2008
400,000	$1.32	March 28, 2008
250,000	$1.41	May 14, 2011
700,000	$1.32	August 17, 2011
400,000	$1.32	September 5, 2011
100,000	$1.32	October 24, 2011
765,000	$0.75	July 18, 2012

2,865,000

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 5

Share Capital – (cont’d)

d)

Commitments – (cont’d)

i)

Stock-based Compensation Plan – (cont’d)

During the period ended October 31, 2007, stock-based compensation of $632,922 (2006: $120,482) was expensed by the Company.

Assumptions used in determining the fair value of the options vested in the years are as follows:

	2007	2006

Weighted average fair value of options granted	$0.75	$1.37
Expected dividend yield	0.0%	0.0%
Expected volatility	66%	250%
Risk-free interest rate	4.64%	3.00%
Expected term in years	5 years	2-5 years

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of period	18,286,255	$1.12	-	$ -
Granted	4,089,322	$0.85	8,063,750	$1.37
Exercised	-	$ -	-	$ -
Expired/cancelled	(5,210,000)	$1.65	-	$ -

Balance, end of period	17,165,577	$0.89	8,063,750	$1.37

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 5

Share Capital – (cont’d)

d)

Commitments – (cont’d)

ii)

Share Purchase Warrants – (cont’d)

At October 31, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

400,000	$1.31	September 19, 2008
1,183,172	$0.75	October 26, 2008
5,477,720*	$1.00	December 13, 2008
588,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009

17,165,577

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

Note 6

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	2007	2006

Accounting fees	$ -	$ 9,000
Administration fees	8,130	-
Consulting	15,990	-
Course and convention fees	2,374	-
Dues and membership fees	4,666	-
Legal fees	12,324	3,210
Management fees	15,000	15,000
Office	1,727	-

	$ 60,211	$ 27,210

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 7

Commitments

The Company has committed to annual rental payments for office premises as follows:

2007	$ 36,961
2008	228,898
2009	229,404
2010	241,116
Thereafter	495,087

$ 1,231,466

Note 8

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  At October 31, 2007 and 2006, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the accounts receivable are in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivables may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past.

c)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.

d)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash, accounts receivable, and accounts payable are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2007

(Unaudited – Prepared by Management)

Note 9

Subsequent Events

Subsequent to October 31, 2007:

a)

The Company executed a Business Loan Agreement and Promissory Note for $6 million USD with Huntington National Bank on Friday, November 16, 2007.  The initial lending base is $4.2 million USD.  Funds from this debt facility will be applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and general corporate purposes.  Interest will be charged on the outstanding principal at a rate of LIBOR  plus 250 basis points.  The loan is secured by Unbridled’s reserves in Chautauqua County, New York, USA.

b)

The Company entered into a Joint Venture Agreement and a four township AMI with Equitable Production Company, a unit of Equitable Resources, Inc. (NYSE: EQT) to partner on drilling three horizontal test wells in the first quarter 2008 in the Devonian shales in south central Ohio.  The agreement requires Equitable to invest up to $1.8 million to drill, complete and test three horizontal wells on Unbridled’s approximate 23,000 acre land position.  Equitable will earn a 50% working interest in Unbridled’s 100% holdings.

c)

The Company signed a Purchase and Sale agreement to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase 2,000 additional acres.  The transaction includes pipeline access to sell gas from a portion of the Company’s lands in Ohio.  One of the wells will be re-entered and drilled horizontally by Equitable Production Company (see (b) above).  This purchase will be rolled into the Joint Venture Agreement with Equitable Production Company.

Note 10

Geographic Segments

The Company is organized into divisions by geographic area consisting of Canada and the United States.  All divisions derive revenue from oil and gas properties.

2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 124,244	$ 124,244
Net loss	$ (1,816,891)	$ (462,712)	$ (2,279,603)
Property and equipment	$ 15,229,630	$ 2,524,428	$ 17,754,058
Identifiable assets	$ 2,237,822	$ 276,503	$ 2,514,385

2006
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ -	$ -
Net loss	$ (1,035,284	$ -	$ (1,035,284
Property and equipment	$ 14,952,940	$ -	$ 14,952,940
Identifiable assets	$ 239,244	$ -	$ 239,244